VIA ELECTRONIC TRANSMISSION

Mr. Gary Todd
Senior Review Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE: Camtek LTD.
Forms 20-F for Fiscal Years Ended December 31, 2006, 2007 and 2008 Filed on June 29, 2007, June 30, 2008 and April 8, 2009 File No. 000-30664

Dear Mr. Todd:

        In connection with your letter dated August 13, 2009 to Mira Rosenzweig, Chief Financial Officer of Camtek LTD. (“Camtek” or the “Company”), we are providing the following responses to the comments made by the Securities and Exchange Commission (the “Commission” or “the “Staff” ). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 20-F for the Year Ended December 31, 2006 and Form 20-F for the Year Ended December 31, 2007. Item 18 Consolidated Financial Statements.

1.	Tell us where you have presented re- issued audit reports from the predecessor auditor in the referenced Forms 20-F. As set forth in paragraphs 1 through 3 of item 8A of Form 20-F, the filing should present audit reports covering each of the annual periods required in your documents.

Response:

The consolidated financial statements as of December 31, 2005, had been jointly audited by Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. Further, the consolidated financial statements for each of the years in the two-year period ended December 31, 2007, had been audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm.

Auditors report for the two year period ended December 31, 2007 were filed in the Form 20-F as part of the financial statements under Item 18. The Audit report for the year ended December 31, 2005 should have been filed under Item 18 to the Form 20-F of 2007 filed on June 30, 2008 but was unintentionally omitted. The omitted audit report will be filed immediately following completion of the process of responding to the Staff’s comments.

Form 20-F for the Year Ended December 31, 2008 Item 18 Consolidated Financial Statements. Consolidated statement of cash flows, page F-8

2.	Please tell us and in future filings please make disclosure about the nature of the business reasons for the transfer of inventory to fixed assets.

Response:

        Certain of the Company’s finished goods are systems used as demonstration systems, training systems, and for product development in the Company’s laboratories (“internal use”). These systems are identical to the systems that Camtek sells in its ordinary course of business. In circumstances where the Company intends to utilize such systems for its internal use, the Company transfers them from inventory to fixed assets. The rationale for the transfer is that the Company does not have the intention to sell these systems in the ordinary course of business but rather expects to use them for its internal use over their expected useful lives. These systems are recorded as fixed assets at cost and depreciated over their useful lives.

        In future filings, the Company will disclose the nature of the business reasons for the transfer of inventory to fixed assets.

Note 2 – Significant Accounting Policies, Page F-9

G. Inventories

3.	You disclose that estimates of inventory impairment could vary significantly either favorably or unfavorably. In light of your disclosure, please tell us and in future fillings clarify how your policy for inventory impairment considers the guidance from SAB Topic 5-BB. Under that guidance inventory impairment charges are permanent reductions of inventory cost.

Response:

        In accordance with SAB Topic 5-BB, the Company wrote-down inventory to the lower of cost or market at the close of the fiscal period. This write-down created a new cost basis that subsequently was not marked up based on changes in underlying facts and circumstances. In future filings, the Company will modify its disclosures to more clearly demonstrate that its policy complies with the guidance under SAB Topic 5-BB.

4.	As a related matter, in future periods please disclose the impact on gross margin from sales of previously impaired inventory in MD&A if significant.

Response:

        In future filings, the Company will disclose the impact on gross margin from sales of previously impaired inventory in MD&A, if significant.

T. Derivatives instruments

5.	You disclose that the results of derivatives transactions related to foreign currencies are included in financial expenses. In future filings please make a more comprehensive accounting policy disclosure about derivatives. In that regard, clarify whether foreign exchange derivatives are mark – to – market. Also, clarify how you determine fair value of open contracts at period end and disclose the level in the fair value hierarchy where that fair value falls.

Response:

        In future filings, the Company will disclose and clarify the accounting policy about derivatives transactions related to foreign currencies and will clarify that foreign exchange derivative contracts are marked – to – market. The Company will expand its disclosure to clarify that it determines fair value of open contracts at period end and disclose the level in the fair value hierarchy where that fair value falls, if applicable.

Note 5 – Inventories, Page F-16

6.	We note that you have classified $22 million of inventory as a long-term asset because you do not expect to “convert or consume” this inventory in 2009. To assist us in understanding your accounting rationale, please respond to the following:

—	Describe the components of the inventory classified as long-term.

—	Describe how you measured the portion classified as long-term.

—	Describe the program you adopted to consume the long-term inventory referred to in your disclosure and describe the significant assumptions on which your plan is based.

—	Tell us the expected period of liquidation of the long-term inventory and the basis for your expectations.

—	Tell us how you considered the potential for technical obsolescence of the long-term inventory. In that regard, we see a Risk Factor on page 10 indicating that technology in your market rapidly evolves.

—	Tell us how you determined that the long-term inventory is recoverable. That is, tell us, how you have applied the rule of pricing inventories at lower of cost or market as that notion is set forth in FASB ASC 330-10-35.

Response:

        Camtek’s inventories consist of completed Automated Optical Inspection (“AOI”) systems, partially completed AOI systems and components, all of which are recorded at the lower of cost or market. Cost is determined by the moving average cost method basis.

        Camtek produces its AOI systems in its manufacturing facilities in Israel and China. Since the entire manufacturing process is done by Camtek, Camtek is required to purchase thousands of components and maintains AOI systems both in process and as finished goods.

        Moreover, Camtek’s customers often require that it deliver its products with short lead times. In order to meet the customers’ timing needs, Camtek usually needs to pre-order components and subsystems based on its forecasts of future orders, rather than on actual orders. In order to compensate for unexpected delays, Camtek has had to predict its needs farther into the future, which increases the risk that its predictions may not correspond to its actual future needs.

        Inventory that is not expected to be converted or consumed within the next twelve month period is classified as non-current, based upon an analysis of market conditions such as sales trends, sales forecast and other factors.

        At December 31, 2008, due to the global economic recession and the decrease in demand for capital equipment, inventory levels were relatively high.

—	As of December 31, 2008, the long term inventory consisted mainly of raw materials for production and components held for service. The items that were classified as long term were checked for technological obsolescence (See bullet five below).

—	The classification of inventory as non current inventory was done based on the Company’s revenue forecast for 2009 and 2010 based on the data then available to it from its marketing force and on its evaluation of future market demands, considering the then global economic situation and the status of Camtek’s target markets. This examination was based on the most reliable data available to Camtek at the time of the examination, taking into consideration the significant uncertainty prevailing in the markets at that time (actual results in the first half of 2009 support or exceed the forecasted revenues). Accordingly. inventory which is expected to be consumed during the next 12 months according to the above-mentioned forecast – was classified as short-term inventory, whereas inventory expected to be consumed in the period following the next 12 months was classified as long-term inventory, so long as management estimated that it is utilizable, not exposed to technological changes or obsolescence, and would be sold at a higher value than its book value.

—	Company’s program to consume long-term inventory mentioned in note 5 to the financial statements, Based on the assumptions mentioned above, consists of the following:

✓	Consume AOI finished goods and begin production only when required to satisfy the Company’s future estimated demands, taking into account the production period, current level of work force and lead time for delivery of missing components.

✓	Reduce of production to the minimum level.

✓	Modify older models in order to meet technological developments.

—	The Company prepared a two year plan and a forecast with respect to the demand for its products (see above under item 2 to this question). Based on this plan, the Company estimated the inventory on hand (finish goods and partially completed), material on hand required for production and material required to purchase. Based on this information, Camtek’s management expects that most of the inventory classified as long-term inventory will be consumed in 2010. Service components, which are less vulnerable to technological changes, would be consumed over a longer period.

—	With respect to the exposure of the long term inventory to technical obsolescence, the Company examined the expected technological developments in the coming years for each of the areas of activity and assessed its ability to sell its inventory within the timeframes envisaged. In addition, the Company evaluated if, at the time of the examination, there were, to the best of its knowledge, new known developments or new features in the market launched or offered by competitors or producers of certain material components which could cause items of equipment to become redundant or obsolete. In addition, the Company identified those items of inventory which were exposed to technological changes based on its prior experience and years of examination of obsolete stock. The Company performed specific examinations based on the estimated remaining life of the technology under current economic conditions and the Company’s ability to sell the inventory during the expected useful life of such technology. According to this examination, the Company recorded in 2008 inventory write offs as described in its consolidated financial statements.

—	The Company also reviewed its product selling prices under the market conditions and the value of its inventory to ensure that it was recorded at the lower of cost or market value. The Company concluded that, due to the high gross margin of its products, as disclosed in Item 5 to its 20-F, the market value of its long term and short term inventory as of December 31, 2008 was greater than its cost.

Note 13 – Commitments and Contingencies , Page F-21

C. Factoring of financial assets.

7.	You disclosed that you account for the factored receivables under SFAS 140. In future filings please expand to describe how you account factored receivables. That is, describe how you apply SFAS 140 in your circumstances.

Response:

        In future filings, the Company will expand the description of how the Company accounts for factored receivables, and how it applies SFAS 140.

D. Litigation

8.	We note that as a result of a trial a jury awarded damages of $7 million in your case with Rudolph Technologies, Inc. We also see that there is no provision for losses in this matter because you believe that the plaintiff will not ultimately be successful. Please tell us how you considered the guidance from FASB ACS 450-20- 25-1 through 450-20-25-5 in assessing the appropriate accounting for this matter. In that regard, Please explain why you believe there is no probable and reasonably estimable loss.

Response:

Management considered the guidance of  FASB ACS 450-20- 25-1 through 450-20-25-5 in assessing the appropriate accounting for this litigation and based on consultations with counsel believes that the probability of an unfavorable outcome of this litigation after post trial motion and appeal process is less than 50%.

There are a several factors underlying the Company’s belief that the loss in this litigation is not probable:

—	This was a complicated patent litigation decided by a jury and the Company believes the jury did not fully understand the pertinent issues in depth; the Company’s believes, based on the professional advice it has received, that the Company’s arguments will be appreciated by the Court of Appeals for the Federal Circuit.

—	The Company believes, based on consultations with counsel, that the court’s claim construction and that jury instructions on invalidity by the District Court judge were in error . As a result, the Company believes that the claim construction and the erroneous jury instructions will be appealed and the Federal Circuit will likely reverse the adverse outcome from the District Court.

—	In accordance with Section 855-10-25, the Company considered the progress of the case up to the date the financial statements were issued. As of the date of the filing the outcome of the lawsuit at the District Court level was not certain. Although a jury verdict had been rendered, no judgment had been entered by the District Court, and the Company’s management had decided to aggressively pursue post trial motions, which could overturn the verdict and/or reduce the damages awarded.

—	Management of the Company has also decided to aggressively pursue an appeal in this case , if and to the extent required, and believes that there are valid grounds upon which judgment in this case could, more likely than not, be reversed.

—	The Company’s arguments on appeal are directed to the core issues of non- infringement by the Company’s products, invalidity of the plaintiff’s patent, the amount of damages and the equitable right of the plaintiff to benefit from the patent.

Pursuant to the Staff’s request, the Company acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

—	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any further questions on the above, please do not hesitate to contact me at 972-4-6048308.

Sincerely, /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer.

C a m t e k  L t d. ■ Ramat Gavriel, Ha'arig Street, P.O. Box 544, Migdal-Haemek 23150, Israel
Tel: +972-4-6048100 ■ Fax: +972-4-6440523
E-Mail: info@camtek.co.il ■ Web site: http://www.camtek.co.il